AFP IMAGING

Visionary Imaging

www.afpimaging.com



EVA-Vet Digital Imaging





Veterinary Dental X-ray


DIGIVET-1417CR





CR Digital Image Scanning

Medical & Veterinary Film Processors and Chemistries



DR Digital Imaging



Medical Panoramic X-ray

AFP Imaging Corporation • 2004 Annual Report

Selected Financial Data

	As of and for the Years Ended June 30,				
	2004	2003	2002	2001	2000
NET SALES	$19,832,910	$18,043,668	$20,086,888	$24,051,300	$25,366,998
OPERATING INCOME (LOSS)	$1,453,628	$(545)	$391,408	$(1,285,785)(b)	$(328,552)(c)
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$1,345,467	$(218,338)	$84,002	$(1,738,346)(b)	$(807,882)(c)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (a)	$--	$(1,297,069)	$--	$--	$--
NET INCOME (LOSS)	$1,345,467	$(1,515,407)	$84,002	$(1,738,346)(b)	$(807,882)(c)
EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE					
BASIC	$.15	$(.02)	$.01	$(.19)	$(.09)
DILUTED	$.14	$(.02)	$.01	$(.19)	$(.09)
NET EARNINGS (LOSS) PER SHARE					
BASIC	$.15	$(.16)	$.01	$(.19)	$(.09)
DILUTED	$.14	$(.16)	$.01	$(.19)	$(.09)
TOTAL ASSETS	$6,244,895	$6,043,855	$7,849,510	$8,635,214	$11,607,905
LONG-TERM DEBT	$222,223	$630,556	$1,180,556	$2,359,033	$2,482,878
SHAREHOLDERS' EQUITY	$2,665,396	$1,319,929	$2,822,717	$2,717,233	$4,454,939
SHAREHOLDERS' EQUITY PER COMMON SHARE	$.29	$.14	$.30	$.29	$.48
COMMON SHARES OUTSTANDING, at end of period	9,270,617	9,270,617	9,270,617	9,270,617	9,270,617
CASH DIVIDENDS PER COMMON SHARE	none	none	none	none	none

(a) Upon adoption of SFAS 142 in the first quarter of Fiscal Year 2003, the Company recorded a one-time, non-cash charge of approximately $1,297,069, to reduce the carrying value of its goodwill. Such charge is non-operational in nature and is reflected as a cumulative effect of an accounting change. *See Note 1 to the Consolidated Financial Statements for further* discussion and required disclosures.

(b) This amount includes charges and provisions of $846,000 to reduce the goodwill associated with the medical diagnostic imager product line to $0, and $110,000 to reflect the sale of the graphic arts business, including $50,000 to reduce the graphic arts inventory to the fair market value and $60,000 for severance and other closing costs.

(c) This amount includes charges and provisions of $400,000 due to the recognized impairment in the fair market value of the graphic arts inventory; offset by a benefit of $100,000, to reflect the restructuring and reduction in the principal amount of a Subordinated Promissory Note issued in 1997.

Dear Shareholder:

Fiscal 2004 was a year devoted to managing change, establishing a new strategic and financial direction plus a focused determination to build AFP. We made clear and important progress by returning the Company to substantial profitability and revenue growth. Sales were up by 10 %, to $19,832,910 compared to $18,043,668 for Fiscal 2003 and Net Earnings turned around and became a profit of $1,345,467 for this year from a loss of ($1,515,407) last year. This performance, along with a stronger Balance Sheet, should be very gratifying to our employees and shareholders. AFP's sound financial foundation should lead to increasing shareholder value.

The Company's four quarters of profitable net earnings is the basis for a very positive trend. This has been our best year-end report, over the past seven years, as a result of implementing a sound business strategy. We look forward to the continued growth of profitable sales from putting our research and development efforts and other marketing resources into providing a new family of digital radiographic products. We embrace offering DR, direct digital, and CR, computed digital, imaging technologies for dental, medical and veterinary practitioners. The professional acceptance of AFP's newest products that utilize electronic x-ray sensors and computers for capturing, presenting and storing radiographic images will offer the Company ample opportunities for continued growth. Our investment in research and development during the past few years is now paying its dividend. The Company has applied for, and has been granted, several key domestic and foreign patents and trademarks that will protect AFP's investment and intellectual property.

Take a moment to look at our medical, dental and veterinary product profile on the front and back covers of this report. The AFP brand is primarily directed towards general, diagnostic radiology departments that are part of a huge installed base that is found in two hundred bed, or smaller, hospitals across the world, and down to a group of sole practitioners. These users include other specialists such as orthopedists, podiatrists, chiropractors and veterinarians. The smaller size practices already have begun to embrace digital imaging, as new products, computer workstations and memory costs decline. The company has addressed this market with our "EVA Vet" for companion animal dentistry and our "DigiVet" for whole body digital x-ray imaging. AFP began this year to introduce and distribute a laser based computed radiographic (CR) system, designed for larger body diagnostic images for vets. This system provides high quality images from a reusable phosphor coated plate in place of x-ray film. Images that are captured by the plate are then laser scanned to produce the image on the computer workstation screen. A simple erasure step then prepares the plate for immediate reuse. The next logical step will be for the Company to prepare for the introduction of this technology into the human diagnostic, medical marketplace. As AFP steadily moves its longer-term focus into the digital product area we continue to supply and support the traditional x-ray film based users of our film processors. We continue to align and focus the Company around all these key products.

The rear cover pictures our Dent-X brand of dental x-ray units and imaging products. Our most important new product is the "EVA" digital imaging system and software. Most current industry surveys show that about 15% of all dental practices in the USA are now digital in place of x-ray film. That leaves an 85% opportunity for Dent-X growth potential. However, here too, we continue to supply traditional film processors to those dentists who, for various reasons, prefer to stay with film images. Similar digital or film-based opportunities exist in the panoramic, orthodontic imaging markets. Our products in this sector are also being offered in a digital modality. AFP and Dent-X distribute all of our products through three distinct domestic and international dealer channels.

In addition to the organic growth of our business from internal product development, as discussed above, AFP's Management continues to look for and evaluate potential accretive acquisitions. The best candidates would be product line extensions, related imaging equipment or new imaging modalities to add to our offerings. Alternatively, we would consider joint ventures with other manufacturers that accomplish the same growth goals.

There is still work to be done and lots of opportunity for your Company. We have moved forward in this fiscal year and Fiscal 2005 finds us in a position to take best advantage of the opportunities ahead of us. We extend our thanks to our employees, loyal shareholders, vendors and most of all our customers for your ongoing support.

David Vozick
Chairman

Donald Rabinovitch
President

October 2004

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(X) Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
For the fiscal year ended June 30, 2004
or
( ) Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission File Number: 0-10832

AFP Imaging Corporation
(Exact name of registrant as specified in its charter)

New York	13-2956272
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
250 Clearbrook Road, Elmsford, NY	10523
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (914) 592-6100

Securities registered pursuant Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, par value .01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes ___ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. YES (X) NO ( ).

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ( ) NO (X).

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of December 31, 2003 was approximately $3,831,533. On such date, the average of the closing bid and asked prices of the Registrant's Common Stock, as reported by the OTC Bulletin Board, was $0.65.

The registrant had 9,399,617 shares of Common Stock outstanding as of September 15, 2004.

The information required by Part III of Form 10-K is incorporated by reference to the registrant's Proxy Statement for the 2004 Annual Meeting of Shareholders tentatively scheduled for December 10, 2004 to be filed with the Securities and Exchange Commission on or prior to October 28, 2004.

Introductory Note – Forward - Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements, within the meaning of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results of AFP Imaging Corporation (collectively with its subsidiaries, the "Company") or achievements expressed or implied by such forward-looking statements to not occur, not be realized or differ materially from that stated in such forward-looking statements. Forward-looking statements may be identified by terminology such as "may," "will," project," "expect," "believe," "would," "could," "estimate," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of such terms, or the negative of such terms or variations. Potential risks, uncertainties and factors include, but are not limited to adverse changes in general economic conditions, the Company's ability to repay its debts when due, changes in the markets for the Company's products and services, the ability of the Company to successfully design, develop, manufacture and sell new products, the Company's ability to successfully market its existing and new products, adverse business conditions, changing industry and competitive conditions, maintaining operating efficiencies, pricing pressures, risk associated with foreign operations, the Company's ability to attract and retain key personnel, difficulties in maintaining adequate long-term financing to meet the Company's obligations, changes in the nature or enforcement of laws and regulations concerning the Company's products, services, suppliers, or the Company's customers, determinations in various outstanding legal matters, changes in currency exchange rates and regulations, and other factors set forth in this Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Annual Report on Form 10-K for the year ended June 30, 2004, and the Company's other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects. The forward - looking statements made in this Annual Report on Form 10-K speak only as of the date hereof and the Company disclaims any obligation to provide updates, revisions or amendments to any forward - looking statements to reflect changes in the Company's expectations or future events.

Part I

Item 1. Business

a) General Development of Business

AFP Imaging Corporation was organized on September 20, 1978, under the laws of the State of New York. Since such date, the Company has been engaged in the business of designing, developing, manufacturing and distributing equipment for generating, capturing or producing medical and dental images through digital technology as well as the chemical processing of photosensitive materials. Medical, dental, veterinary, and industrial professionals use these products. The Company's products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers.

In September 2003, the Company completely dissolved two of its wholly-owned subsidiaries: LogEtronics Corporation and Regam Medical Systems AB. The Company sold selected assets of its graphic arts business in July 2001, which had been distributed through LogEtronics Corporation. Upon completion of the transfer of the manufacturing operations to the United States, the Company, in accordance with Swedish Law, dissolved Regam Medical Systems AB.

b) Financial Information about Industry Segments

The Company is engaged in one industry segment, the manufacture and distribution of medical/dental x-ray equipment and accessories. Prior to July 2001, when the Company sold the assets related to its graphic arts subsidiary, the Company had been engaged in two industry segments, the manufacture and distribution of medical/dental x-ray equipment and accessories, and graphic arts processing equipment. The Company has agreed not to compete in this same business line of graphic arts film and plate processing equipment for ten years, to expire in July 2011. The Company's business segments were based on significant differences in the nature of their operations, including distribution channels and customers. The composition of the current industry segment is consistent with that used by the Company's management in making strategic decisions. See Note 10 to the Consolidated Financial Statements for further discussion of the Company's industry segments.

c) Narrative Description of Business

All of the Company's products are distributed worldwide through an unaffiliated dealer network to doctors, dentists, veterinarians, hospitals, medical clinics, the U.S. military, and other facilities.

Principal Products and Services

Digital Dental and Large Body DR and CR Imaging Systems

The Company manufactures, distributes and services a filmless, digital dental radiography system, utilizing x-rays and electronic imaging technology. Such technology generates and captures a patient's dental images with an intraoral sensor and then displays the image on a computer screen that operates in a Windows-based software environment. These filmless, digital dental radiographic systems, referred to as DR Systems, have practical applications in both human and companion animal dentistry. The Company has developed proprietary application software for use with the sensor. The Company also distributes a Computed Radiology System, referred to as CR Systems, which utilize a reusable phosphorus plate and laser scanner in place of x-ray film. The plate can be erased and then re-exposed over a thousand times. The CR System is applicable to larger body x-ray examinations.

Medical, Dental and Industrial X-Ray Processors & Accessories

The Company manufactures and distributes a line of freestanding and table top medical, dental and industrial x-ray film processors, commonly referred to as an analog system. These machines are capable of processing or developing films of various sizes. The exposed film is inserted into equipment and returned to the operator developed, fixed, washed and dried. The equipment can be located either in a dark room site or adapted to a daylight loading system. These units are used for diagnostic x-ray imaging and industrial, non-destructive testing applications.

X-Ray Systems

The Company has the exclusive distribution rights in the North American and Mexican markets for a well established, European-designed intraoral dental x-ray machine and panoramic/cephalometric dental x-ray machine. The Company also has the North American distribution rights to a Japanese-developed panoramic/cephalometric dental x-ray machine. The x-ray film exposed by all of these units can be developed in the Company's film processors. Alternatively, these x-ray products can be sourced and distributed with a digital, filmless sensor that is compatible with the Company's other digital x-ray products and software.

Veterinary Imaging and Radiographic Systems

The Company manufactures and distributes a line of x-ray and related equipment specifically designed for the veterinary marketplace. These include intraoral x-ray systems, a filmless digital dental radiography system, film processors, dental veterinary film, and a large body CR filmless scanner used in conjunction with general radiographic equipment. These combined systems are tailored to allow the veterinarian to perform both dental and general radiography on companion animals.

Patents and Trademarks

The Company presently holds certain domestic and foreign utility patents, which, the Company believes, are material to the technology used in its products. The Company's intellectual property includes several patents obtained in connection with acquisitions completed in 1997. The Company is not aware of any patents or other intellectual property held by others that conflict with the Company's current product designs. The Company has agreed to pay a nominal royalty on the domestic sales of its digital dental systems to a third party under a license for the use of the third party's software format for the computer display of such images. The Company also has agreed to pay a royalty to a third party on the worldwide sales of its digital dental sensors, under a license to use the technology developed and owned by the third party. The principal technology applied to the construction of the Company's other products may be considered proprietary. Patent applications have been filed where appropriate. The Company owns several domestic and foreign trademarks, which it uses in connection with the marketing of its products, including AFP Imaging, DENT-X, EXCEL, and EVA, among others. The Company believes that these utility patents and trademarks are important to its operations and the loss or infringement by others of or to its rights to such patents and trademarks could have a material adverse effect on the Company.

Research and Development

The amounts spent by the Company during each of the Company's last three fiscal years on primary research activities relating to the development of new products and the improvement of existing products, all of which was Company sponsored, are as follows:

2004	2003	2002
$397,444	$553,991	$499,829

The Company conducts research and development activities internally, at its Elmsford, New York facility, as well as contracts certain projects to qualified vendors and external consultants. The Company's research and development efforts and technologies have been enhanced by business acquisitions completed prior to 2001.

The Company's level of research and development spending is discussed further in Management's Discussion and Analysis of Financial Condition and Results of Operation.

Raw Materials

The Company manufactures, assembles, and services its products at its ISO 9001/2000 (International Standards Organization) certified facility in Elmsford, New York. The Company's products are manufactured from parts, components and subassemblies obtained from several unaffiliated suppliers and/or fabricated internally at its manufacturing facility. In most cases, the Company does not utilize any unique procedures, nor does it traditionally have difficulties in obtaining raw materials or processes, in the design and manufacture of its products. Although the Company anticipates that an adequate commercial supply of most raw material parts and components will remain available from multiple sources, the Company does own proprietary designs and tooling to produce the digital x-ray sensors, which are in the physical possession of a Company vendor. While the loss of the Company's relationship with a particular supplier might result in some productions delays, such a loss is not expected to materially affect the Company's business, as the proprietary design is readily reproducible.

Sales, Marketing and Distribution

All of the Company's products are manufactured domestically and distributed both domestically and internationally to independent dealers and distributors. The Company's products are marketed under the Company's own trade names and are distributed through an extensive network of independent medical, dental, and veterinary dealers. These dealers install and service such products.

The Company conducts worldwide marketing and regional sales management efforts to promote all of its products and brand names. The Company advertises in domestic and international trade journals, provides sales support and literature, prepares technical manuals and conducts customer education and training programs in order to promote its products. In addition, the Company participates in domestic and international trade and clinical shows. The Company also maintains two separate web sites, which provide an easy-to-navigate, on-line information environment, including Company information, product description and extensive technical specifications and information.

Government Regulation

The Company's medical and dental products are subject to government regulation in the United States and certain other countries. The United States Food and Drug Administration ("FDA") regulates the distribution of all equipment used as medical devices. The Company must comply with the procedures and standards established by the FDA and comparable foreign regulatory agencies. The Company believes it has registered all of its applicable medical and dental products with the FDA, and that all of its products and procedures satisfy all the criteria necessary to comply with FDA regulations. The FDA has the right to disapprove the marketing of any medical device that fails to comply with FDA regulations. The Company's manufacturing facility is ISO 9001/2000 certified. Where applicable, the Company's products are Conformite' Europeenne ("CE") certified for sales within the European Union. Any future changes in existing regulations, or adoption of additional regulations, domestically or internationally, which govern devices such as the Company's medical and dental products have the potential to have a material adverse effect on the Company's ability to market its existing products or to market new products.

Product Liability Exposure

The Company's business involves the inherent risk of product liability claims. The Company currently maintains general product liability insurance as well as an umbrella liability policy, which the Company believes are sufficient to protect the Company from any potential risks to which it may be subject. See Item 3, Legal Proceedings, for further discussion of any outstanding product liability claims.

Seasonal Nature

Historically, the Company's fourth quarter revenues of any fiscal year have been higher than the subsequent first quarter's revenues. This is due to aggressive fourth quarter marketing, followed by lower customer demand in the first quarter attributed to summer holidays and traditional foreign business closings during July and August.

Working Capital Practices

The Company believes its practices regarding inventories, receivables or other items of working capital to be typical for the industry involved. On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan"), with its existing senior secured lender, for an additional three-year period. The maximum borrowing permitted under the Renewed Revolving Credit Loan is lower than that under the prior credit facility, based on the Company's current requirements. However, the Renewed Revolving Credit Loan has more favorable terms, including a lower interest rate and less stringent reporting requirements, than that under the prior credit facility and gives the Company the ability to borrow on a specific amount of foreign accounts receivable. The Renewed Revolving Credit Loan replaced the existing senior credit facility (the "Original Revolving Credit Loan"). The Renewed Revolving Credit Loan consists of a $2.5 million revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Renewed Revolving Credit Loan has an interest rate of 1.375% over the prime rate, currently at 4-½ %, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances.

As of June 30, 2004, the Company was in compliance with all the terms and conditions of its Original Revolving Credit Loan, as amended. In connection with the Original Revolving Credit Loan, the Company issued a 5-year warrant to the lender for the purchase of 100,000 shares of the Company's common stock at $.32 per share, subject to adjustment for all subsequent issuances of stock. This warrant expires on September 21, 2006. The Black-Scholes Method was used to value the warrant, and the stock price was based on the stock price the day prior to closing, plus 10%, as stipulated in the Loan and Security Agreement for the Original Revolving Credit Loan.

See Note 4 to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for further discussion of the revised terms and conditions.

Customers

In the Company's fiscal year ended June 30th 2004 ("Fiscal Year 2004") sales of dental imaging equipment to Henry Schein Inc., accounted for approximately 11% of consolidated sales. In the Company's fiscal year ended June 30th 2003 ("Fiscal Year 2003"), sales of dental imaging equipment to Henry Schein Inc., and Patterson Dental Supply, each accounted for approximately 11% of consolidated sales. In the Company's fiscal year ended June 30th 2002 ("Fiscal Year 2002"), sales of dental imaging equipment to Henry Schein Inc., accounted for approximately 12% of consolidated sales. Management believes that the loss of this customer would have an adverse effect on the Company's consolidated business for a short period of time, as the Company seeks new customers.

Backlog Orders

As of June 30, 2004, the Company's backlog of orders for its products was approximately $1,192,100 as compared to $511,500 as of June 30, 2003. All of the orders included in the backlog at June 30, 2004 are scheduled for delivery on or before June 30, 2005. Spare part sales are not included in the Company's backlog calculations. In the opinion of the Company, fluctuations in the backlog and its size at any given time are not necessarily indicative of intermediate or long-term trends in the Company's business. Much of the Company's backlog can be canceled or the delivery dates of orders can be accelerated or extended without penalty. Delivery of capital equipment is frequently subject to changing budget conditions of medical institutions and end user clinical practitioners.

Government Contracts

The Company did not fulfill any significant contracts in Fiscal Year 2004 and Fiscal Year 2003 with the United States Government that were material to the Company's consolidated business. The Company fulfilled two contracts in Fiscal Year 2002 with the United States Government that were material to the Company's consolidated business. One Fiscal Year 2002 contract was with the Department of the Air Force for the delivery of X-ray Film Processors. The other Fiscal Year 2002 contract was with the Department of the Army for the delivery of Hand Held Dental X-ray Systems. The Company's policy is to be responsive to all governmental Requests for Quotations (RFQ), which can be fulfilled within the scope of the Company's product lines.

Competition

The Company's products utilize mechanical, as well as analog and digital electronic, technologies. The Company is subject to both foreign and domestic competition. The competition is characterized by significant investment in research and development of new technologies, products and services. Some competitors are well established in the film processor manufacturing and distribution businesses and may have greater financial, distribution resources and facilities than the Company. With respect to all of its products, the Company competes on the basis of price, features, product quality, applications, engineering, and promptness of delivery and customer service. The Company purchases certain products from others for resale on an exclusive or non-exclusive basis, which may be subject to competition from other independent distributors.

The Company also competes in the dental imaging market on the basis of its proprietary and patented technologies. Certain competitors have significant or greater resources and revenues in electronic digital imaging technologies and expertise in software development utilized in dental imaging products.

While the Company believes its products are competitive in terms of capabilities, quality and price, increased competition in the marketplace has had an adverse effect on the Company's business and, recent business mergers and acquisitions may continue to adversely affect the Company's business.

Environmental

The Company believes it is in compliance with the current laws and regulations governing the protection of the environment and that continued compliance would not have a material adverse effect on the Company or require any material capital expenditures. The Company believes it does not use any controlled or regulated materials or processes in its operations. Compliance with local codes for the installation and operation of the Company's products is the responsibility of the end user, or the dealer who independently provides installation services. See Item 3, Legal Proceedings, for further discussion of the two environmental claims in which the Company is currently involved.

Employees

As of June 30, 2004, the Company employed 83 people on a full-time basis. The Company has no collective bargaining agreements and considers its relationship with its employees to be satisfactory.

d) Financial Information about Foreign and Domestic Operations and Export Sales

Financial information related to foreign and domestic operations and export sales for the last three fiscal years is as follows:

	FY2004		FY 2003		FY 2002	
Domestic Sales	$16,733,360	84%	$15,118,108	84%	$16,116,458	80%
Export and foreign sales	$3,099,550	16%	$2,932,560	16%	$3,970,430	20%
Domestic Operating Income	$1,585,477		$1,395		$396,078	
Foreign Operating Loss	($12,600)		($1,940)		($4,670)	

Assets used in the manufacture of export sales are integrated with the other assets of the Company.

The Company liquidated its foreign subsidiary in September 2003.

Item 2. Properties

The Company's executive offices and manufacturing facility are located in Elmsford, New York. This facility, which comprises approximately 47,735 square feet, is subject to a lease expiring on December 31, 2009 with a current rental of $477,350 per year, increasing through the lease term to $525,085, plus increases for real estate taxes, utility costs and common area charges. The Company believes its facility is well maintained, in good operating condition, and sufficient to meet the Company's present and anticipated needs. In January 2002, the Company closed its small sales and marketing facility in Springfield, Virginia, where its graphic arts subsidiary had been located.

Item 3. Legal Proceedings

The Company is a defendant in two claims regarding environmental issues relating to a property in New Jersey owned by the Company between August 1984 and June 1985. One claim filed relates to the offsite commercial disposition of trash and waste in a landfill in New Jersey. The Company maintains that its waste materials are of a general commercial nature. This claim was originally filed in 1998 by the Federal Government in United States District Court and the State of New Jersey, citing several hundred other third party defendants. The Company (through its former subsidiary, Kenro Corporation) was added, along with many other defendants, to the suit. The Company's claimed liability was potentially assessed by the plaintiff at $150,000. The Company has joined, along with other involved companies, in an alternative dispute resolution (ADR) process for smaller claims. No potential cost to the Company has been assessed on this claim, and the Company cannot assess the amount of liability that could result from any adverse final outcome of this environmental complaint.

A separate environmental claim was filed in 2001 as a civil complaint by the current owners of the factory site in the Superior Court of New Jersey, Morris County. This suit alleges that Kenro Corporation contaminated a portion of the site during its manufacturing process. The complaint seeks payment by Kenro Corporation to cover all costs (including attorney fees) to remedy the situation, which the plaintiff estimated to be $883,800. The Company has challenged this claim (including the reimbursement of attorney fees) and hired their own expert who concluded that the total clean-up costs should not exceed $347,500. The plaintiff's motion for summary judgment on the issue of the Company's alleged liability for the contamination was recently dismissed without prejudice by the presiding judge. The Company maintains it took the appropriate steps and secured clearance under the New Jersey Environmental Clean-up Responsibility Act (ECRA) at the time of sale, in 1985. The Company's insurance carrier initially has agreed to contribute a portion of the total settlement on this matter when settled. The Company's financial statements include a reserve for their potential liability based on the amount of the Company's expert's opinion, reduced by the amount agreed to be contributed by the Company's insurance carrier.

The Company's insurance carrier has agreed to equally share with the Company the defense costs incurred for both of the environmental claims since September 2001.

The Company is party to other claims and litigation arising in the ordinary course of business. The Company believes its insurance policies cover certain of these other claims and allegations. The underwriter is vigorously assisting in the Company's defense in such matters. The Company does not believe that any adverse final outcome of any of these matters, whether covered by insurance or otherwise, would have a material adverse effect on the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of Fiscal Year 2004.

Part II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

a) Market Information

The Common Stock, par value $.01 per share, of the Company is the only class of the Company's common equity securities outstanding and is traded on the OTC Bulletin Board (Symbol "AFPC"), maintained by the National Association of Securities Dealers, Inc. The following table, based on information supplied by Commodity Systems Inc., shows the range of the closing high and low bid information for the Company's Common Stock for each quarterly period during the Company's last two fiscal years. These prices reflect inter-dealer prices and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

Quarter ended	High Bid	Low Bid
September 30, 2002	$.22	$.12
December 31, 2002	.20	.09
March 31, 2003	.17	.11
June 30, 2003	.17	.11
September 30, 2003	.32	.14
December 31, 2003	.74	.25
March 31, 2004	1.19	.64
June 30, 2004	1.64	1.02

b) Holders

As of September 16, 2004, the closing bid price for the Common Stock, as reported on the OTC Bulletin Board, was $1.32, and there were 441 shareholders of record of the Common Stock. The Company estimates, based on surveys conducted by its transfer agent in connection with the Company's 2003 Annual Meeting of Shareholders, that there are approximately 1,400 beneficial holders of the Common Stock.

c) Dividends

No cash dividends have been declared on the Company's Common Stock to date and the Company anticipates that any earnings will be retained for use in its business for the foreseeable future. The Company currently is prohibited from paying cash dividends on its Common Stock under the terms and conditions of its Renewed Revolving Credit Loan. The Company currently does not have a set policy with respect to payment of dividends. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other relevant factors.

d) Securities authorized for issuance under equity compensation plans

The following table sets forth as of June 30, 2004:

- the number of shares of common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's shareholders and those granted under plans, including individual compensation contracts, not approved by the Company's shareholders (column A),
- the weighted average exercise price of such options, warrants and rights, also as separately identified (column B), and
- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column C).

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	1,008,500	$ 0.57	591,500
Equity compensation plan not approved by security holders (2)	0	0	400,000
Total	1,008,500	$ 0.57	991,500

(1) The equity compensation plans approved by the security holders are the Company's 1999 Stock Option Plan and the 1995 Stock Option Plan, as amended.

(2) The equity compensation plan not approved by the security holders represents 400,000 shares of common stock reserved for issuance to officers, directors, employees and consultants of the Company under the restricted stock purchase plan originally adopted in July 1980, and amended. The Company may sell shares under this plan to officers, directors, employees, and consultants at a price to be determined by the Board of Directors.

Item 6. Selected Financial Data as of and for the Years Ended June 30, 2004, 2003, 2002, 2001, and 2000.

See inside front cover for this data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere herein.

Capital Resources and Liquidity

The Company's working capital increased by approximately $1,082,000 between Fiscal Year 2004 and Fiscal Year 2003. This increase is principally due to internally generated funds with corresponding reductions in the revolver debt, offset by reductions in long-term debt. The Company was able to obtain better credit terms from several vendors in Fiscal 2004, which allowed the Company to increase its level of accounts payable, while not adversely impacting its borrowing costs. The Company used the current availability from the revolving line of credit to make the required principal payments on the two subordinated notes. The Company is current on all of its principal payments.

On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan"), with its existing senior secured lender, for an additional three-year period. The maximum borrowing permitted under the Renewed Revolving Credit Loan is lower than that under the prior credit facility, based on the Company's current requirements. However, the Renewed Revolving Credit Loan has more favorable terms, including a lower interest rate and less stringent reporting requirements, than that under the prior credit facility and gives the Company the ability to borrow on a specific amount of foreign accounts receivable. The Renewed Revolving Credit Loan replaced the existing senior credit facility (the "Original Revolving Credit Loan"). The Renewed Revolving Credit Loan consists of a $2.5 million revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Renewed Revolving Credit Loan has an interest rate of 1.375% over the prime rate, currently at 4-½ %, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances.

As of June 30, 2004, the Company was in compliance with all the terms and conditions of its Original Revolving Credit Loan, as amended. In connection with the Original Revolving Credit Loan, the Company issued a 5-year warrant to the lender for the purchase of 100,000 shares of the Company's common stock at $.32 per share, subject to adjustment for all subsequent issuances of stock. This Warrant expires on September 21, 2006. The Black-Scholes Method was used to value the warrant, and the stock price was based on the stock price the day prior to closing, plus 10%, as stipulated in the Loan and Security Agreement for the Revolving Credit Loan.

Included in debt are two subordinated promissory notes related to prior dental company acquisitions. As of June 30, 2004, these notes total $630,556, of which $408,333 has been classified as a current liability. One note will be repaid in full as of December 31, 2004, and the second note will be repaid in full as of April 17, 2006.

The Company's historical operating cash flows have been positive; however, the Company is dependent upon the Revolving Credit Loan to finance its ongoing operations. The Company expects its working capital requirements will continue to be financed by operations and from borrowings on the Renewed Revolving Credit Loan. It is believed that the Renewed Revolving Credit Loan is sufficient to finance the Company's ongoing working capital requirements for the foreseeable future. The Company currently believes that there are no significant trends, demands, commitments or contingencies, other than an unexpected adverse conclusion to either of the ongoing environmental litigation cases, which are reasonably likely to result in a material increase or decrease in its liquidity or capital resources in the foreseeable future. As of June 30, 2004, the Company had available $1,131,545 of unused credit under the Original Revolving Credit Loan. As of September 17, 2004, the Company had available $950,821 of unused credit under the Original Revolving Credit Loan. No assurances can be given that the Company will have sufficient cash flow in the long term.

Capital expenditures for Fiscal Year 2004 were approximately $107,512. This consisted mainly of several tooling, foundry and test equipment expenditures related to the design, development and production of the new imaging products; improvements to the Company's telephone system, computer system upgrades, and the purchase of a new modular trade show booth for national exhibitions, and other appropriate replacements in the normal course of operations. The

Company expects to continue to finance any future capital requirements principally from internally generated funds. The total amount of capital expenditures was limited under the Original Revolving Credit Loan, and continues to be limited under the Renewed Revolving Credit Loan. The Company was in compliance with this requirement as of June 30, 2004.

Results of Operations – Fiscal 2004 vs. Fiscal 2003

In June 2003, management developed a significant cost reduction program, which was implemented effective July 2003. This program reduced overhead costs, both direct and non-direct, and payroll and related costs by over $500,000. These reductions included elimination of non-productive product lines, a 7% decrease in the work force, and numerous cost cutbacks throughout the Company. Management reviewed all significant cost centers and eliminated or reduced many major expenses, including payroll and related benefit costs, communication, and travel and entertainment. Management will continue to monitor and control the level of discretionary spending. In Fiscal Year 2004, the Company reorganized its marketing/sales department resulting in increased operating efficiencies. Management was able to significantly increase sales with only a modest increase in total expenditures. Management continues to search for and develop new products that satisfy its niche markets in medical, dental and veterinary diagnostic imaging.

The Company began shipments of its new digital dental sensor, "EVA" ®, in November 2002 to international dealers and distributors. The Company received FDA clearance for the EVA sensor in March 2003, which permitted the Company to begin to market and distribute the product domestically. This digital sensor can also be used in veterinary dental applications. The Company is continuing to develop its sensors, accessories and related software, and anticipates both domestic and international growth in this product line.

Sales increased approximately $1,789,200 or 10% between Fiscal Year 2004 and Fiscal Year 2003. A significant portion of this increase is attributable to the introduction of the Company's digital products to the domestic marketplace. Medical product sales, including veterinary products, showed an increase of $970,000. Dental product sales, including digital products, increased approximately $820,000, both domestically and internationally. The Company's analog products stayed relatively constant throughout the two periods. International sales increased approximately 6% in Fiscal Year 2004 compared to Fiscal Year 2003, mainly in dental equipment sales.

Gross profit as a percent of sales increased 4.4 percentage points between the Fiscal Year 2004 and Fiscal Year 2003. All product lines showed improvements in their margins, due to increased operating efficiencies. The product mix between manufactured and distributor goods stayed relatively constant between the two fiscal years. Labor and overhead costs, which are included in cost of sales, were approximately $240,000 lower and or 2.7 percentage points lower as a percent of sales in Fiscal Year 2004 compared to Fiscal Year 2003, due to the above-mentioned cost reductions.

Selling, general, and administrative costs increased approximately $178,500 or 3.2%, between Fiscal Year 2004 and Fiscal Year 2003. Most of this increase is attributable to a 7% increase in marketing/selling costs to promote the new digital sensor and the veterinary imaging products, including advertising and attendance at several more exhibition shows, offset by the results of the Company's cost reduction program developed in June 2003. Additionally, the Company increased its reserve on the environmental litigation related to the property in New Jersey, based upon the advise of their expert counsel in this matter.

Research and development costs decreased, approximately $156,500 or 28.3% between the Fiscal Year 2004 and Fiscal Year 2003. This decrease is mainly attributable to the timing of expenditures relating to the Company's continued investment in the design, development and refinement of its new imaging products as well as the completion of several engineering projects and the introduction of these products into commercial use. The Company continues to invest in sustaining engineering and related costs for its existing products. Research and development costs are expected to continue to fluctuate between reporting periods.

Interest expense, net, decreased by approximately $49,900 or 24.1%, between Fiscal Year 2004 and Fiscal Year 2003 primarily due to several factors. There was approximately $566,000 less in average monthly revolving credit borrowings for the current year; the prime rate of borrowing, upon which interest rates for all senior debt is based, was slightly lower in the current period; and the LIBOR rate of borrowing, upon which a subordinated note is based was significantly lower in the current period.

The income tax benefit for Fiscal Year 2004 and the income tax provision for Fiscal Year 2003 primarily reflect certain state capital taxes and Federal alternative tax. In Fiscal Year 2004, the Company realized net operating losses previously subject to valuation allowances to offset federal and state income tax provisions. In Fiscal Year 2003, no tax benefit was recognized for the losses incurred.

In Fiscal Year 2003, in compliance with the FASB SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviewed its remaining goodwill, which related to the Swedish dental acquisition in April 1997, and determined that, under the revised accounting valuation rules, such goodwill had significantly diminished in value. Therefore, in compliance with SFAS No. 142, the Company took a one-time charge of $1,297,069 to completely write-off the goodwill associated with this acquisition. As the Company no longer has any goodwill, management does not expect that future compliance with SFAS No. 142 will have a material effect on the Company's financial position or results of operation, except for any potential future acquisitions involving goodwill or other intangible assets.

Results of Operations – Fiscal 2003 vs. Fiscal 2002

The Company began shipments of its new digital dental sensor, "EVA" ® during November 2002, mainly to international dealers and distributors, and will increase production of this new product as sales develop. The Company received FDA approval for the EVA sensor in March 2003, which permits the Company to market and distribute the product domestically. This digital sensor is also used in various veterinary dental applications. The Company is continuing to develop various sized digital sensors, accessories and related software, and anticipates both domestic and international growth in this product line.

Sales decreased by approximately $2,043,000 or 10.2% between Fiscal year 2003 and Fiscal year 2002. The dental product sales decreased $681,000, due, in part, to the fact that Fiscal Year 2002 sales included approximately $260,000 more in sales to the US military, and the Company phased out its older digital sensor. The Company experienced a decline of about 7% in its analog dental products due to changing customer demands, competition and evolving replacement technology. The Company's medical product sales decreased approximately $1,635,000 between the two fiscal years. Fiscal Year 2002 included a large medical products sale to the US military of approximately $490,000, and there were no significant military sales in Fiscal 2003. There was approximately $700,000 lower sales attributable to the Company's medical ultrasound recording cameras, mainly due to significant technological changes away from analog processing in the marketplace. The Company experienced a decline of about 17% in its analog medical products due to changing customer demands. This decline was offset by a 31% increase in Fiscal year 2003 in the Company's veterinary line. The Company continues to focus efforts on the veterinary marketplace and expects to expand its veterinary product line. International sales declined approximately $1.0 million, mainly in medical products. The Company believes that the overall decline in equipment sales in Fiscal Year 2003 also can be attributed to uncertainty in the global markets, the weak US economy, and the impact of hostilities around the world.

Gross profit as a percent of sales increased slightly in Fiscal Year 2003 as compared to Fiscal Year 2002. The product mix between manufactured and distributed goods remained fairly constant between the two fiscal years. The Company was able to keep material costs as a percent of sales fairly constant, even though several distributor products are purchased from European sources in Euro denomination, which significantly strengthened in relation to the US dollar this current fiscal year. The Company reduced its direct labor costs and associated manufacturing overhead costs by approximately $280,000 in Fiscal Year 2003. However, due to the lower sales base, the percentages relative to sales remained constant.

Selling, general and administrative costs decreased by approximately $297,000 or 5.0% between Fiscal Year 2003 and Fiscal Year 2002. Approximately $76,000 relates to the collection (reducing expenses), in the first quarter Fiscal Year 2002, of a portion of a large receivable, which had been written off in 1993. The Company received approximately $40,000 in January 2003 as part of the final waste haulage settlement (for prior years) in Westchester, NY. There was approximately $144,000 less in amortization costs in the current fiscal year due to the change in accounting principle related to the treatment of goodwill. There was approximately $145,000 less in legal fees in Fiscal Year 2003 due to the settlement of several outstanding claims in Fiscal Year 2002. Additionally, the Company negotiated and received approximately $46,00 from its insurance carrier in Fiscal Year 2003 to help defray the legal costs associated with the outstanding environmental litigation. These legal costs will continue to be shared by the outside insurance carrier. There was approximately $180,000 less in sales commissions due to the lower sales volume in Fiscal Year 2003 compared to Fiscal Year 2002. The amount of commissions as a percent of sales stayed relatively constant between the two fiscal years. Costs related to trade shows increased about $25,000 due to attendance at a biannual international dental trade show in Germany (IDS) in March 2003 and attendance at several more national veterinary trade shows to further promote the veterinary product line. Management developed a significant cost reduction program in June 2003, which was made effective for Fiscal 2004. The Company expected to significantly reduce both direct and non-direct overhead costs as a result of this program.

Research and Development costs increased approximately $54,000 or 11% between Fiscal year 2003 and Fiscal Year 2002. This increase is mainly attributable to the timing of expenditures relating to the Company's continued investment in the design, development and refinement of its digital imaging products. The Company continues to invest in sustaining engineering and related costs for its existing analog products.

Interest expense, net, decreased, approximately $86,000 or 29%, between Fiscal Year 2003 and Fiscal Year 2002, primarily due to several factors. There was approximately $200,000 less in average monthly revolving credit borrowings in the current fiscal year; the Company was in violation of certain of its obligations with its previous lender in the first quarter Fiscal Year 2002 and, accordingly, incurred a penalty interest rate in Fiscal Year 2002 on all outstanding borrowings; and, the prime rate of borrowing, upon which all senior debt is based, was considerably lower in the current fiscal year.

The income tax provisions for Fiscal Year 2003 and Fiscal Year 2002, respectively, primarily reflect the nominal state taxes due. No tax benefit has been recognized for the losses incurred in prior years.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
AFP Imaging Corporation

We have audited the accompanying consolidated balance sheet of AFP Imaging Corporation and Subsidiaries (the "Company") as of June 30, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AFP Imaging Corporation and Subsidiaries as of June 30, 2004 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

August 10, 2004, except for the third paragraph of Note 4,
as to which the date is September 21, 2004

PREDECESSOR AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders of AFP Imaging Corporation

We have audited the accompanying consolidated balance sheet of AFP Imaging Corporation (a New York Corporation) as of June 30, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the two year period then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AFP Imaging Corporation at June 30, 2003, and the consolidated results of their operations and their cash flows for the two year period then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Stamford, Connecticut
August 25, 2003

AFP IMAGING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

June 30,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 331,993	$ 658,138
Accounts receivable, less allowance for doubtful accounts of $95,000 and $95,200, respectively	2,503,760	2,249,481
Inventories	2,704,009	2,482,004
Prepaid expenses and other current assets	267,380	99,092
Total current assets	5,807,142	5,488,715
Property and Equipment, net of accumulated depreciation of $1,114,540 and $1,582,697, respectively	388,271	452,267
Other Assets	49,482	102,873
Total Assets	$ 6,244,895	$ 6,043,855
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 1,451,094	$ 2,141,931
Accounts payable	922,499	916,326
Accrued expenses	847,923	926,742
Total current liabilities	3,221,516	3,984,999
Long-term Debt	222,223	630,556
Deferred Rent	135,760	108,371
Total liabilities	3,579,499	4,723,926
Commitments and Contingencies		
Shareholders' Equity:		
Common stock - $.01 par value; authorized 30,000,000 shares, issued and outstanding 9,270,617 shares	92,710	92,710
Common stock warrants	19,800	19,800
Paid-in capital	11,545,883	11,545,883
Accumulated deficit	(8,992,997)	(10,338,464)
Total shareholders' equity	2,665,396	1,319,929
Total Liabilities and Shareholders' Equity	$ 6,244,895	$ 6,043,855

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

Year ended June 30,	2004	2003	2002
Net sales	$19,832,910	$18,043,668	$20,086,888
Cost of sales	12,178,072	11,864,995	13,273,218
Gross profit	7,654,838	6,178,673	6,813,670
Selling, general and administrative expenses	5,803,766	5,625,227	5,922,433
Research and development expenses	397,444	553,991	499,829
Operating income (loss)	1,453,628	(545)	391,408
Interest expense, net of interest income	157,015	206,878	293,089
Income (loss) before provision (benefit) for income taxes	1,296,613	(207,423)	98,319
Provision (benefit) for income taxes	(48,854)	10,915	14,317
Income (loss) before cumulative effect of change in accounting principle	1,345,467	(218,338)	84,002
Cumulative effect of change in accounting principle	-	(1,297,069)	-
Net income (loss)	$ 1,345,467	$ (1,515,407)	$ 84,002
Income (loss) per share before cumulative effect of change in accounting principle:			
Basic	$ .15	$ (.02)	$ .01
Diluted	$ .14	$ (.02)	$ .01
Net income (loss) per common share:			
Basic	$ .15	$ (.16)	$ .01
Diluted	$ .14	$ (.16)	$ .01

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended June 30, 2002, 2003 and 2004

	Comprehensive Income (Loss)	Common Stock	Common Stock Warrants	Paid-in Capital	Accumulated Deficit	Foreign Currency Translation Adjustment	Total
Balance June 30, 2001	-	$92,710	-	$11,545,883	$ (8,907,059)	$(14,311)	$ 2,717,223
Common stock warrants	-	-	$19,800	-	-	-	19,800
Foreign currency translation adjustment	$ 1,692	-	-	-	-	1,692	1,692
Net income	84,002	-	-	-	84,002	-	84,002
Comprehensive income	$ 85,694						
Balance June 30, 2002		92,710	19,800	11,545,883	(8,823,057)	(12,619)	2,822,717
Foreign currency translation adjustment	$ 1,470	-	-	-	-	1,470	1,470
Reclassification adjustment	11,149	-	-	-	-	11,149	11,149
Net loss	(1,515,407)	-	-	-	(1,515,407)	-	(1,515,407)
Comprehensive loss	$(1,502,788)						
Balance June 30, 2003		92,710	19,800	11,545,883	(10,338,464)	-	1,319,929
Net income	$ 1,345,467	-	-	-	1,345,467	-	1,345,467
Balance June 30, 2004		$92,710	$19,800	$11,545,883	$ (8,992,997)	$ - 0 -	$ 2,665,396

See Notes to Consolidated Financial Statements

AFP IMAGING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended June 30,	**2004**	**2003**	**2002**
Cash flows from operating activities:			
Net income (loss)	$ 1,345,467	$(1,515,407)	$ 84,002
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	159,823	202,685	354,688
Loss on disposal of property and equipment	11,685	-	-
Cumulative effect of change in accounting principle	-	1,297,069	-
Reclassification of translation adjustments included in net loss	-	11,149	-
Provision for losses on accounts receivable	5,989	49,344	64,248
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	(260,268)	179,368	134,105
(Increase) decrease in inventories	(222,005)	334,069	331,329
(Increase) decrease in prepaid expenses and other current assets	(168,288)	41,499	(9,871)
Decrease (increase) in other assets	53,391	64,419	(57,584)
Increase (decrease) in accounts payable	6,171	(359,986)	375,871
(Decrease) increase in accrued expenses	(78,819)	158,058	(125,847)
Increase in deferred rent	27,389	-	-
Net cash provided by operating activities	880,535	462,267	1,150,941
Cash flows from investing activities:			
Proceeds from sale of graphic arts business	-	-	340,815
Purchases of property and equipment	(107,512)	(221,154)	(34,008)
Net cash provided by (used in) investing activities	(107,512)	(221,154)	306,807
Cash flows from financing activities:			
Borrowing of debt	-	226,838	1,801,065
Repayments of debt	(1,099,168)	(327,777)	(2,942,287)
Net cash used in financing activities	(1,099,168)	(100,939)	(1,141,222)
Exchange rate effects on cash and cash equivalents	-	1,470	1,692
Net increase (decrease) in cash and cash equivalents	(326,145)	141,644	318,218
Cash and cash equivalents at beginning of year	658,138	516,494	198,276
Cash and cash equivalents at end of year	$ 331,993	$ 658,138	$ 516,494
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 161,266	$ 213,040	$ 298,631
Income taxes	$ 13,528	$ 19,702	$ 16,115

See Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

AFP Imaging Corporation together with its subsidiaries (the "Company"), was organized on September 20, 1978 under the laws of the State of New York. The Company is engaged in the business of designing, developing, manufacturing and distributing equipment for generating, capturing or producing medical and dental images through digital technology as well as the chemical processing of photosensitive materials. These products are used by medical, dental, veterinary and industrial professionals. The Company's products are distributed to worldwide markets, under various brand names, through a network of independent and unaffiliated dealers.

In September 2003, the Company completely dissolved two of its wholly owned subsidiaries: LogEtronics Corporation and Regam Medical Systems AB. The Company sold selected assets of its graphic arts business in July 2001, which had been distributed through LogEtronics Corporation. Upon completion of the transfer of the manufacturing operations to the United States, the Company, in accordance with Swedish law, dissolved Regam Medical Systems AB.

The consolidated financial statements include AFP Imaging Corporation and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Revenue is recognized by the Company when products are shipped and title passes to the customer. The Company includes shipping and handling costs as a component of cost of sales.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include deposits with original maturities of three months or less.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost (first-in, first-out) or market (net realizable value).

Machinery and equipment are depreciated using straight-line and accelerated methods over their estimated useful lives, ranging from three to seven years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the life of the lease.

Research and development costs are charged to expense as incurred. These costs have been incurred in connection with the design and development of the Company's products.

The Company has elected, in accordance with the provisions of SFAS No. 123, to apply the current accounting rules under APB Opinion No. 25 and related interpretations in accounting for stock options and, accordingly, is presenting the disclosure-only information as required by SFAS No. 123. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, as prescribed by SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would approximate the pro forma amounts shown in the following table:

June 30,	2004	2003	2002
Net income (loss), as reported	$1,345,467	$(1,515,407)	$ 84,002
Deduct:			
Stock compensation expense determined under fair-value-based method for all awards, net of related tax effect	(231,815)	(2,766)	(19,461)
Pro forma net income (loss)	$1,113,652	$(1,518,173)	$ 64,541
Basic net income (loss) per share, as reported	$ .15	$ (.16)	$ .01
Basic net income (loss) per share, pro forma	$ .13	$ (.16)	$ .01
Diluted net income (loss) per share, as reported	$ .14	$ (.16)	$ .01
Diluted net income (loss) per share, pro forma	$ .12	$ (.16)	$ .01

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions for grants in fiscal 2004, 2003 and 2002: dividend yield of 0%; expected volatility ranging from 62% to 155%; expected life of five to ten years; and risk-free interest rate ranging from 3.4% to 5.8%.

Revenue and expenses of the Company's foreign operations were translated at the applicable weighted-average rates of exchange in effect during the period reported. The Company liquidated its foreign operation and reclassified the foreign currency translation adjustment to the net loss in fiscal 2003. Any transaction gains and losses are included in net income.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Receivable balances are reviewed on an aged basis and account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is doubtful.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The computation of net income (loss) and income (loss) per common share before cumulative effect of change in accounting principle is based upon the weighted-average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable. Basic and diluted net income (loss) per common share and income (loss) per common share before cumulative effect of change in accounting principle for the fiscal years ended 2004, 2003 and 2002 is presented below:

June 30,	2004	2003	2002
Income (loss) before cumulative effect of change in accounting principle	$1,345,467	$ (218,338)	$ 84,002
Net income (loss)	$1,345,467	$(1,515,407)	$ 84,002
Weighted-average common stock outstanding - basic	9,270,617	9,270,617	9,270,617
Basic:			
Income (loss) per share before cumulative effect of change in accounting principle	$ .15	$ (.02)	$ .01
Net income (loss) per share	$ .15	$ (.16)	$ .01
Weighted-average common stock outstanding - basic	9,270,617	9,270,617	9,270,617
Dilutive effect of stock options	361,571	-	375
Weighted-average common stock outstanding - diluted	9,632,188	9,270,617	9,270,992
Diluted:			
Income (loss) per share before cumulative effect of change in accounting principle	$ .14	$ (.02)	$ .01
Net income (loss) per share	$ .14	$ (.16)	$ .01

The diluted income (loss) per common share before cumulative effect of change in accounting principle computation reflects the effect of common shares contingently issuable upon the exercise of warrants and options in periods in which conversion would cause dilution. The diluted weighted-average number of shares outstanding for the years ended June 30, 2004 and 2003 did not include the potential exercise of 81,000 and 945,000 stock options, respectively, as such amounts are antidilutive.

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statements No. 141, Business Combinations ("SFAS No. 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. SFAS No. 141 was effective for purchase business combinations consummated after June 30, 2001. The Company adopted SFAS No. 142 on July 1, 2002. SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption and annually thereafter.

Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company has one reporting unit, which comprises its entire operating segment. This methodology differs from the Company's previous policy, as permitted under accounting standards existing at that time, of using undiscounted cash flows to determine if goodwill is recoverable.

Upon adoption of SFAS No. 142, the Company recorded a one-time, noncash charge of $1,297,069 ($.14 basic and diluted loss per common share) to reduce the carrying value of its goodwill. Such charge is nonoperational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of its reporting unit was estimated by comparison to the Company's quoted market capitalization at July 1, 2002 since the reporting unit represents all of the Company's operations.

The results for the years ended June 30, 2002 on a historical basis do not reflect the provisions of SFAS No. 142. Had the Company adopted the nonamortization provisions of SFAS No. 142 on July 1, 2001, the historical net income (loss) for the year ended June 30, 2002 would have been $228,022 ($.02 per basic and diluted common share).

Certain prior-year amounts have been reclassified to conform to the current-period presentation.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

2. INVENTORIES:

Inventories consist of the following:

June 30,	2004	2003
Raw materials and subcomponent parts	$1,354,424	$1,455,164
Work-in-process and finished goods	1,348,585	1,026,840
	$2,704,009	$2,482,004

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

June 30,	2004	2003
Leasehold improvements	$ 232,139	$ 318,260
Machinery and equipment	1,270,672	1,716,704
	1,502,811	2,034,964
Less accumulated depreciation and amortization	(1,114,540)	(1,582,697)
Property and equipment, net	$ 388,271	$ 452,267

Depreciation and amortization was $159,823, $202,685 and $210,688 for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company retired $639,665 and $346,239 of assets during fiscal 2004 and fiscal 2003, respectively.

4. DEBT:

On September 21, 2001, the Company established a three-year senior secured credit facility (the "Original Revolving Credit Loan"), consisting of a $3,500,000 revolving line of credit. The Original Revolving Credit Loan, as amended, was secured by substantially all of the Company's assets, required that certain financial ratios and net worth amounts be maintained and prohibited the paying of dividends. As of June 30, 2004, the Company was in compliance with all terms and conditions of the Original Revolving Credit Loan. The Revolving Credit Loan had an interest rate of prime (4% at June 30, 2004) plus 1.75%, had a specific formula to calculate available funds based on eligible accounts receivable and inventory, and had certain reporting requirements to the senior secured lender.

In connection with this facility, the Company issued a five-year warrant to the lender for the purchase of 100,000 shares of the Company's stock at $0.32 per share, subject to an adjustment for all subsequent issuances of stock. The Black-Scholes option pricing model was used to value these warrants, and the stock purchase price was based on the stock price the day prior to closing, plus 10% as stipulated in the Loan and Security Agreement for the Revolving Credit Loan.

On September 21, 2004, the Company renewed its senior secured credit facility (the "Renewed Revolving Credit Loan") for an additional three-year period. The Renewed Revolving Credit Loan replaced the Original Revolving Credit Loan. The Renewed Revolving Credit Loan consists of a $2,500,000 revolving line of credit, which is secured by all of the Company's inventory, accounts receivable, equipment, officer life insurance policies and proceeds thereof, trademarks, licenses, patents and general intangibles. The Renewed Revolving Credit Loan has an interest rate of prime (4.5% at September 21, 2004) plus 1.375%, has a specific formula to calculate available funds based on eligible accounts receivable and inventory, and has certain reporting requirements to the senior secured lender. The Renewed Revolving Credit Loan requires that certain financial ratios and net worth amounts be maintained. The Renewed Revolving Credit Loan provides for increases in the interest rate charged on monies outstanding under specific circumstances.

As of June 30, 2004 and 2003, debt consisted of the following:

June 30,	**2004**	**2003**
Revolver	$ 1,042,761	$ 1,591,931
Nystrom subordinated note payable (a)	488,889	755,556
Dental product line subordinated note payable (b)	141,667	425,000
	1,673,317	2,772,487
Less current portion	(1,451,094)	(2,141,931)
Total long-term debt	$ 222,223	$ 630,556

(a) This note payable consists of an $800,000 promissory note to ACG Nystromgruppen AB ("Nystrom"), the former parent of a Swedish dental company. Under the terms of this note, as amended, interest only was paid quarterly for the first three years, followed by 36 equal monthly installments of $22,222 plus interest on the unpaid balance, which began in May 2003. The Nystrom promissory note bears interest at a rate reset annually based on the LIBOR plus 2%. The applicable interest rate at June 30, 2004 was 3.61%.

(b) This note represents a promissory note payable to the former owner of a dental product line, which the Company acquired in December 1997. Under the terms of this note, as amended, $150,000 was due and paid on August 10, 1999, and the residual balance of $850,000 is being paid in 36 equal installments effective January 2002. The note bears interest at a fixed rate of 7.75%.

At June 30, 2004, the Company had available $1,131,545 of unused lines of credit under the facility.

Due to the short-term nature of the majority of the debt as well as borrowing rates currently available to the Company, the fair market value of all of the Company's debt approximates its carrying value.

Maturities of debt by fiscal year are as follows:

Year ending June 30,	
2005	$1,451,094
2006	222,223
	$1,673,317

5. ACCRUED EXPENSES:

Accrued expenses consist of:

June 30,	**2004**	**2003**
Accrued environmental claim (see Note 9)	$200,000	$ 50,000
Accrued payroll expenses	338,418	406,127
Accrued expenses - other	309,505	470,615
	$847,923	$926,742

6. COMMON STOCK OPTIONS AND STOCK PURCHASE PLAN:

The Company has two employee incentive stock option plans under which approximately 1,600,000 shares of common stock are authorized and available for issuance. Most options that are granted under the plans are fully vested when granted. The Company accounts for these plans pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB No. 25") under which no compensation costs have been recognized. Under the terms of the plans, options to purchase common stock of the Company may be granted at not less than 100% of the fair market value of the stock on the date of grant, or 110% of the fair market value if granted to persons owning more than 10% of the outstanding stock of the Company.

Transactions under the plans for fiscal 2004, 2003 and 2002 are as follows:

Year ended June 30,	2004		2003		2002	
	Options	Weighted-average Price	Options	Weighted-average Price	Options	Weighted-average Price
Outstanding, beginning of fiscal year	945,000	$.42	1,229,500	$.51	1,288,500	$.49
Granted	259,500	1.13	24,000	.13	30,000	.97
Forfeited	(155,000)	.49	(8,500)	.51	(37,000)	.31
Expired	(41,000)	1.00	(300,000)	.75	(52,000)	.50
Outstanding, end of fiscal year	1,008,500	$.57	945,000	$.42	1,229,500	$.51
Exercisable at June 30	708,500		645,000		929,500	
Weighted-average fair value of options granted during years ended June 30	$.89		$.13		$.65	

At June 30, 2004, the range of exercise prices is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Exercisable at June 30, 2004	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Number Exercisable at June 30, 2004	Weighted-average Exercise Price
$ .11 - $ .50	711,500	3.4	$ .32	411,500	$ .32
$ .53 - $ .81	25,500	5.9	.61	25,500	.61
$1.06 - $1.75	253,500	8.4	1.18	253,500	1.18
$2.00 - $2.26	18,000	4.8	2.16	18,000	2.16
	1,008,500	4.7	$ .57	708,500	$ .68

The Company has a restricted stock purchase plan under which 400,000 shares have been reserved for issuance. No shares of restricted stock have been issued as of June 30, 2004.

7. INCOME TAXES:

The income (loss) before provision for income taxes is comprised of the following:

June 30,	2004	2003	2002
United States	$1,309,213	$(205,483)	$102,989
Foreign	(12,600)	(1,940)	(4,670)
Total	$1,296,613	$(207,423)	$ 98,319

The provision (benefit) for income taxes is comprised of the following:

June 30,	2004	2003	2002
Current:			
Federal	$ 20,000	-	-
State	13,530	$10,915	$14,317
Adjustment to income tax liability accounts	(82,384)	-	-
Total	$(48,854)	$10,915	$14,317

The difference between the provision for income taxes at the effective federal statutory rates and the amounts provided in the consolidated financial statements is summarized as follows:

June 30,	2004	2003	2002
Tax provision (benefit) at federal statutory rates	$ 440,848	$(70,524)	$ 33,428
Increase (decrease) in tax provision resulting from:			
State income tax provision	13,530	10,915	14,317
Foreign losses not benefited	-	660	1,588
U.S. losses not benefited	-	69,864	-
Adjustment to income tax liability accounts	(82,384)	-	-
Utilization of federal and state operating loss carryforwards	(420,848)	-	(36,271)
Other	-	-	1,255
Provision for income taxes	$ (48,854)	$ 10,915	$ 14,317

The items that comprise the deferred tax balance are as follows:

June 30,	2004	2003
Depreciation and amortization	$ 945,800	$ 900,208
Accrued liabilities and reserves not currently deductible	207,700	103,332
Inventory	76,600	59,132
Net operating loss carryforwards	3,321,300	2,914,070
	4,551,400	3,976,742
Deferred tax asset valuation reserve	(4,551,400)	(3,976,742)
Tax asset recognized on balance sheet	$ - 0 -	$ - 0 -

Net operating loss carryforwards ("NOLs") amounting to approximately $7,700,000 at June 30, 2004, will expire beginning in 2010. The NOLs are subject to review by the Internal Revenue Service. Future changes in ownership of the Company, as defined by Section 382 of the Internal Revenue Code, could limit the amount of NOLs available for use in any one year. The Company recorded the above valuation reserve, based on management's conclusion that it is more likely than not that future operations will not generate sufficient taxable income to realize the deferred tax assets during the carryforward period for these tax attributes.

8. PROFIT-SHARING PLAN:

The Company maintains a defined contribution profit-sharing plan and trust pursuant to which participants receive certain benefits upon retirement, death, disability and, to a limited extent, upon termination of employment for other reasons. Allocation among participants' interests, including officers and directors who are employees, is in accordance with IRS regulations.

The aggregate amount contributed to the plan by the Company each fiscal year is determined by the board of directors following a review of the profits of such fiscal year. The plan requires no minimum contribution by the Company. The Company has made a contribution of $60,000 for the year ended June 30, 2004. The Company did not made any contributions related to profit sharing for the years ended June 30, 2003 and 2002.

9. COMMITMENTS AND CONTINGENCIES:

The Company is a defendant in two claims regarding environmental issues relating to a property in New Jersey owned by the Company between August 1984 and June 1985. One claim filed relates to the offsite commercial disposition of trash and waste in a landfill in New Jersey. The Company maintains that its waste materials are of a general commercial nature. This claim was originally filed in 1998 by the federal government in United States District Court and the State of New Jersey, citing several hundred other third-party defendants. The Company (through its former subsidiary, Kenro Corporation) was added, along with many other defendants, to the suit. The Company's claimed liability was potentially assessed by the plaintiff at $150,000. The Company has joined, along with other involved companies, in an alternative dispute resolution (ADR) process for smaller claims. No potential cost to the Company has been assessed on this claim, and the Company cannot assess the amount of liability that could result from any adverse final outcome of this environmental complaint.

A separate environmental claim was filed in 2001 as a civil complaint by the current owners of the factory site in the Superior Court of New Jersey, Morris County. This suit alleges that Kenro Corporation contaminated a portion of the site during its manufacturing process. The complaint seeks payment by Kenro Corporation to cover all costs (including attorney fees) to remedy the situation, which the plaintiff estimated to be $883,800. The Company has challenged this claim (including the reimbursement of attorney fees) and hired their own expert who concluded that the total clean-up costs should not exceed $347,500. The plaintiff's motion for summary judgment on the issue of the Company's alleged liability for the contamination was recently dismissed without prejudice by the presiding judge. The Company maintains it took the appropriate steps and secured clearance under the New Jersey Environmental Clean-up Responsibility Act (ECRA) at the time of sale, in 1985. The Company's insurance carrier initially has agreed to contribute a portion of the total settlement on this matter when settled. The Company's financial statements include a reserve for their potential liability based on the amount of the Company's expert's opinion, reduced by the amount agreed to be contributed by the Company's insurance carrier.

The Company's insurance carrier has agreed to equally share with the Company the defense costs incurred for both of the environmental claims since September 2001.

The Company is party to other claims and litigation arising in the ordinary course of business. The Company believes its insurance policies cover certain of these other claims and allegations. The underwriter is vigorously assisting in the Company's defense in such matters. The Company does not believe that any adverse final outcome of any of these matters, whether covered by insurance or otherwise, would have a material adverse effect on the Company.

The Company has a noncancelable operating lease, as amended in March 2004, for office and manufacturing facilities expiring in fiscal year 2010. Minimum annual rental payments under this lease are as follows:

Year ending June 30,	
2005	$ 525,085
2006	548,953
2007	525,085
2008	525,085
2009	525,085
2010	262,543
	$2,911,836

The lease provides for rent abatements and scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the leases resulting in deferred rent payable which represents cumulative rent expense charged to operations from inception of these leases in excess of required lease payments. Rent expense was approximately $505,000, $496,000 and $503,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

10. SEGMENT INFORMATION:

On July 30, 2001, the Company sold its graphic arts business and selected related assets. As of June 30, 2004 and 2003, the Company had only one business segment, medical/dental. Medical/dental segment operations are conducted under the Dent-X and AFP trade names and consists of the design, development, manufacturing and marketing of medical and dental imaging systems and all related accessories. The graphic arts segment operated under the LogE trade name and included products such as paper and film developers.

The segment information for fiscal 2002 is shown below. Segment information related to operating income (loss) includes costs directly attributable to each segment's operations.

	Net Sales	Operating Income (Loss)	Assets	Depreciation and Amortization	Capital Expenditures	Net Interest Expense
Year ended June 30, 2002						
Medical/dental	$20,020,633	$ 446,099	$7,849,510	$354,688	$ 34,008	$293,089
Graphic arts	66,255	(54,691)	-	-	-	-
Consolidated	$20,086,888	$ 391,408	$7,849,510	$354,688	$ 34,008	$293,089

Geographic financial information for the years ended June 30, 2004, 2003 and 2002 is as follows:

June 30,	2004	2003	2002
Sales:			
United States	$16,733,360	$15,111,108	$16,116,458
Domestic export sales	3,099,550	2,932,560	3,970,430
	$19,832,910	$18,043,668	$20,086,888
Net income (loss):			
United States	$ 1,358,067	$(1,513,467)	$ 88,672
Europe	(12,600)	(1,940)	(4,670)
	$ 1,345,467	$(1,515,407)	$ 84,002
Identifiable assets:			
United States	$ 6,244,895	$ 6,029,735	$ 7,826,700
Europe	-	14,120	22,810
Total	$ 6,244,895	$ 6,043,855	$ 7,849,510

During the year ended June 30, 2004, one customer aggregated approximately 11% of consolidated net sales. During the year ended June 30, 2003, net sales to this customer and another customer were approximately 11% each. During the year ended June 30, 2002, net sales to one of these customers was approximately 12%.

11. QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized unaudited quarterly financial data for fiscal 2004 and 2003 are as follows (in thousands, except per share data):

June 30, 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Net sales	$4,034,879	$4,680,557	$5,476,342	$5,641,132	$19,832,910
Gross profit	1,558,542	1,847,534	2,090,697	2,158,065	7,654,838
Net income	115,060	398,444	424,507	407,456	1,345,467
Net income per common share:					
Basic	$ .01	$ .04	$ .05	$ .04	
Diluted	$ .01	$ .04	$ .04	$ .04	

June 30, 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Net sales	$ 4,064,794	$4,821,155	$4,316,261	$4,841,458	$18,043,668
Gross profit	1,351,245	1,685,146	1,414,633	1,727,649	6,178,673
Income (loss) before cumulative effect of change in accounting principle	$ (241,341)	$ 70,659	$ (145,844)	$ 98,188	$ (218,338)
Cumulative effect of change in accounting principle	(1,297,069)	-	-	-	(1,297,069)
Net income (loss)	$(1,538,410)	$ 70,659	$ (145,844)	$ 98,188	$ (1,515,407)
Income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ (.03)	$ .01	$ (.02)	$ .01	
Diluted	$ (.03)	$ .01	$ (.02)	$ .01	
Net income (loss) per common share:					
Basic	$ (.17)	$ .01	$ (.02)	$ .01	
Diluted	$ (.17)	$ .01	$ (.02)	$ .01	

Item 9. Changes in and Disagreements with Accountants and Financial Disclosure

Not applicable

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

An evaluation was performed as of June 30, 2004, under the supervision and with the participation of the Company's management, including its co-chief executive officers and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, the Company's management has concluded that the Company's disclosure controls and procedures were effective as of June 30, 2004. There have been no significant changes in our internal controls or in other factors that could significantly affect our internal control subsequent to June 30, 2004.

Part III

The information required in items 10, 11,12, 13, and 14 are hereby incorporated by reference from the Company's Proxy Statement for the Annual Meeting of Shareholders, tentatively scheduled for December 10, 2004, to be filed with the SEC on or prior to October 28, 2004.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

The index of the Exhibits and schedules to Part IV has been filed with the original and complete submission of Form 10-K to the Commissioner for the Fiscal Year Ended June 30, 2004, .and are not included in this information package. A complete and unabridged copy of Form 10-K, as filed, including all the officer certifications as required under the Sarbanes-Oxley Act of 2002, will be provided by the Company upon written request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: __________/s/________________
David Vozick, Chairman

______________/s/____________
Donald Rabinovitch, President

By: __________/s/________________
Robert Blatt

______________/s/____________
Jack Becker

By: __________ /s/________________
Elise Nissen, Chief Financial Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

David Vozick, Director
Chairman, Secretary/Treasurer
AFP Imaging Corporation

Donald Rabinovitch, Director
President,
AFP Imaging Corporation

Elise Nissen, CPA
Chief Financial Officer

Robert Blatt, Director
Chairman, CRC Group, Inc.

Jack Becker, Director
Snow Becker Krauss PC

Aida McKinney
Vice President, Administration

BANK
Bank of New York
1150 Knollwood Road
White Plains, New York 10602

GENERAL COUNSEL
Snow Becker Krauss PC
605 Third Avenue
New York, New York 10158

TRANSFER AGENT
American Stock Transfer Company
59 Maiden Lane
New York, New York 10038

INDEPENDENT AUDITORS
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, New York 10036

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will take place at 9:00 am, Friday, December 10, 2004 at the office of the Corporation, 250 Clearbrook Road, Elmsford, NY 10523.

COMMON STOCK

Traded OTC:BB symbol: AFPC

REPORT AVAILABILITY

A complete copy of the AFP Imaging Corporation Annual Report On Form10-K filed with the Securities and Exchange Commission will be sent to any shareholder upon written request to the Secretary.

A CORPORATE PROFILE:

AFP Imaging Corporation

TRADITION OF EXCELLENCE IN MEDICAL AND DENTAL IMAGING SINCE 1978

AFP Imaging Corporation is the parent Company of DENT-X and the new EVA product lines. AFP and its subsidiaries have annual revenues of approximately $20 million and over 26 years of experience in research, product development, manufacturing, distribution and servicing of its medical, dental and veterinary imaging products. Sold worldwide, the AFP family of products has an outstanding reputation for ISO 9001/2000 quality and reliability. From the demanding environmental conditions of a remote clinic in a South American rain forest to the high volume requirements of a major New York medical center, AFP products are the indispensable tools of medical, dental, veterinary and industrial professionals. AFP is committed to its comprehensive global dealer network of sales and service representatives, who educate and support our valued professional customers.

Our DENT-X division, started in 1986, has a global reputation as a supplier of superior dental X-ray imaging products. The Company's historic analog imaging business is the basis for providing dentists a broad selection from traditional film based images to digital systems for use in the operatory. This includes a complete line of state of the art intraoral dental x-ray units and a line of Panoramic X-ray units. DENT-X also manufactures the world's most popular, full-size, X-ray dental film processors (size "0" to "8" x "10" film) and a complete line of processing chemistries. More than 50,000 of our film processors have been installed worldwide and are considered an industry standard in their category. DENT-X continues to introduce cost effective dental products in the new millennium.

AFP and Dent-X's introduction of the EVA sensor has expanded our product line of computerized dental X-ray imaging products. In 1997, AFP first acquired a European pioneer in the development of digital dental X-ray imaging systems. A radiographer and university research scientists developed the original sensor in the early 1990's. AFP's new EVA system will be the cornerstone of medical and veterinary digital dental imaging in the 21st century. The EVA sensor utilizes the Company's proprietary PROIMAGE software technology which provides capture, storage, transmission and display of dental images. These high tech products from AFP and DENT-X will help expand the global acceptance of the digital dental office.

Digital imaging technology is providing the gateway for our future growth and both AFP and DENT-X are poised to take advantage of the opportunity.

For additional information on AFP's products and financial press releases, please visit the Company's websites at www.afpimaging.com and www.dent-x.com.

Headquarters
250 Clearbrook Road
Elmsford, NY 10523-1315 USA
TEL: 914.592.6100
Fax: 914.592.6148
www.afpimaging.com www.dent-x.com


Visionary Imaging
Intraoral X-rays
EVA Digital Imagin
Film Processors
&
Chemistry
Panoramic X-rays